599 LEXINGTON AVENUE

NEW YORK, NY 10022-6069

+1.212.848.4000

harald.halbhuber@shearman.com

(212) 848-7150

August 27, 2019

BY EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re:	Liberty Global plc

Schedule TO-I

Filed August 12, 2019, amended August 15, 2019

SEC File No. 005-87508

Dear Mr. Duchovny:

On behalf of our client, Liberty Global plc (the “Company”), we hereby acknowledge receipt of the comment letter dated August 22, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-captioned Schedule TO-I (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s response. All references to page numbers correspond to pages in the Offer to Purchase, dated August 12, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”). All defined terms correspond to the Offer to Purchase unless otherwise noted.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Page 2	August 27, 2019

Responses to Staff Comments

Schedule TO

1.

We note that any shares tendered will be acquired from security holders by the Counterparty Banks with their own funds. We also note that the company does not have a unilateral obligation to purchase those shares from the Counterparty Banks and that the Counterparty Banks do not have a unilateral obligation to sell those shares to the company; thus, the Counterparty Banks may become significant company security holders under the stated terms of the offer and the agreements between the company and the Counterparty Banks. Finally, we note that the company will “generally” make all decisions and determinations with respect to the offer, which suggests that the company does not maintain full control over its offer; this is also reflected in the language referenced in comment 6 below. Please include the Counterparty Banks as bidders in the tender offer. Alternatively, provide us with your legal analysis supporting your determination not to include the Counterparty Banks as bidders in the tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO.

The Company has not included the Counterparty Banks as bidders in the Offers because it has concluded that the Counterparty Banks are neither persons making the offer nor persons on whose behalf the offer is made as contemplated by Rule 14d-1(g)(2).

In reaching this conclusion, the Company considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.2 of the Commission’s Division of Corporation Finance’s Current Issues and Rulemaking Projects (November 14, 2000), as updated (the “CIRP”), which describes the factors the Staff will consider in connection with determining the “bidder” in a tender offer.1 The Company also reviewed precedent tender offer transactions that were reviewed by the Staff where the terms of the tender offers that are the subject of the Staff’s comments were similar to the Offers.

[1]

While the CIRP makes clear that a “bidder,” for Regulation 14D purposes, does not include an issuer that makes a tender offer for its own securities, we understand the Staff’s position that the analysis in Section II.D.2 is equally applicable for determination of an “offeror,” for Rule 13e-4 purposes, in part because Instruction K to Schedule TO defines “offeror” in a way similar to the term “bidder” in Rule 14d-1(g)(2).

Page 3	August 27, 2019

In response to the Staff’s comment, the Company will first provide a brief overview of the role of the Counterparty Banks in the Offers to illustrate why the Company believes the Counterparty Banks should not be viewed as bidders for purposes of Rule 14d-1(g)(2). The Company will then address the following three elements of the Offers identified in the Staff’s comment:

•	The funding of the initial purchase of Shares by the Counterparty Banks;

•	Whether the Company is actually obligated to purchase the Shares acquired by the Counterparty Banks and whether the Counterparty Banks are obligated to sell the Shares to the Company; and

•	Whether the Counterparty Banks have control over any meaningful decisions and determinations made in the Offers.

Finally, the Company will discuss the application of the guidance set forth in the CIRP to the Offers and compare the Offers to relevant precedent transactions previously considered by the Staff.

The Role of the Counterparty Banks in the Offers

As a matter of English law, public companies incorporated in the United Kingdom cannot repurchase their shares directly from the public in the U.S. markets. Under the Companies Act 2006, the Company is prohibited from making “on-market” purchases of its Shares unless the purchase is made on a “recognized investment exchange,” as defined in section 693(5) of the Companies Act. A recognized investment exchange does not include the Nasdaq, which is the only exchange on which the Shares are traded. As such, the Company may only make “off-market” purchases to repurchase its Shares, which require shareholder approval. The Company therefore periodically obtains shareholder approval for master agreements with selected investment banks under which these purchases are made. These banks then purchase Shares in the market in riskless principal transactions based on the corresponding contractual commitment of the Company to purchase those Shares from the banks. All of the Company’s share repurchases, whether structured as discretionary repurchases, Rule 10b5-1 plans or tender offers, must be made with the assistance of these investment banks serving as counterparties pursuant to these shareholder-approved master agreements.

This mechanism of using banks as principals in the purchases made from the public that the banks then deliver to the company pursuant to shareholder-approved agreements has been used by many companies incorporated in the United Kingdom that have a U.S. listing.

Page 4	August 27, 2019

The roles of the Counterparty Banks, acting as principals, in the Offers are very limited. The Counterparty Banks are not making an investment in the Shares nor are they bidders. Rather, the Counterparty Banks are providing advisory and other services to the Company as dealer managers for the Offers in the same manner as banks provide in many other tender offers. Additionally, the Counterparty Banks are providing intra-day liquidity through riskless principal transactions on the settlement date to ensure that the Offers comply with English law. More specifically, the Counterparty Banks are providing the following services:

•

As dealer managers for the Offers, the Counterparty Banks provide the services customarily provided by dealer managers in equity self-tender offers and are therefore covered persons pursuant to Rule 14e-5(c)(3)(ii). For their dealer manager services, the banks will receive a customary fee and will be reimbursed for certain expenses.

•

As intra-day liquidity providers on the settlement date, the Counterparty Banks act as initial purchasers of the Shares in riskless principal transactions for the Company to ensure compliance with English law requirements. While the Counterparty Banks will be funding this initial purchase of the Shares with their own funds, the Company will have earlier pre-funded its matching purchases of the Shares from the Counterparty Banks through cash deposits directly with the Counterparty Banks. Due to these cash deposits, the Counterparty Banks are not making an investment decision with respect to the Shares being purchased in the Offers. The Counterparty Banks will not have voting or disposition control with respect to those Shares and have advised the Company that they will treat their acquisition of the Shares as riskless principal transactions and do not consider themselves beneficial owners of the Shares. In terms of compensation, the Counterparty Banks will receive a commission for acting as initial purchasers of the Shares that is consistent with the commission the banks receive for acting as brokers in other riskless principal transactions as part of the Company’s share repurchase program. As discussed in more detail below, the Company therefore believes that the Offers are not being made by or on behalf of the Counterparty Banks.

The Company is of the view that, given their limited role, treating the Counterparty Banks as bidders for purposes of the Offers could mislead shareholders of the Company to believe that the Counterparty Banks are “real bidders” within the meaning of the CIRP and acting in a capacity in the Offers that does not reflect the nature and extent of their involvement.

In addition, treating banks that act merely as dealer managers and intra-day liquidity providers in the manner contemplated by the Offers as co-bidders in a tender offer would put companies incorporated in the United Kingdom or Ireland2 with shares listed on U.S. exchanges at a disadvantage compared to their peers. These companies face constraints under local law with respect to share repurchases and are therefore required under local law to use banks, acting as principals (as is the case with the Counterparty Banks in the Offers), when conducting public

[2]	The Company understands that the legal regime for share repurchases in Ireland is similar to that in the United Kingdom.

Page 5	August 27, 2019

share repurchases via self-tender offers in U.S. public markets. For several of these companies, the U.S. stock exchanges are the only public markets for their securities. If banks acting in the limited capacity provided for in the Offers are considered bidders in these transactions, these companies may effectively be precluded from using tender offers as a means of returning capital to their shareholders. Treating the banks as bidders in these tender offers may cause such banks to decline to act in such capacity at all or to act only on terms that are not economical for these companies and their shareholders when assessing the costs and benefits of a self-tender offer. This has the potential to limit share repurchase activity by these companies to open market repurchases and privately negotiated transactions that are not open to all shareholders on equal terms.

Elements of the Offers Identified by the Staff

The Funding of the Purchase

In its comment, the Staff notes that any Shares tendered will be acquired from security holders by the Counterparty Banks with their own funds. While it is true that the Counterparty Banks will fund the initial purchase of the Shares in the Offers with their own funds in order to comply with English law, the Company will have previously deposited the maximum aggregate purchase price that could become payable if the Offers are fully subscribed in accounts with the Counterparty Banks. This deposit will be made in cash or U.S. treasury bills prior to the expiration date and will be accompanied by irrevocable payment instructions to use the funds deposited by the Company, on the same day as the settlement of the Offers, to fund the purchase by the Company from the Counterparty Banks of the Shares acquired by the Counterparty Banks. The instruction to the Counterparty Banks to use the funds deposited by the Company to purchase the same Shares that were purchased by the Counterparty Banks would be made before the Counterparty Banks purchase any Shares tendered in the Offers. Therefore, there is no risk that the Shares purchased by the Counterparty Banks will remain with the Counterparty Banks following the completion of the Offers.

Under English law, the Company cannot finance the purchase of its own Shares made by others. The Company can, however, pre-fund its corresponding obligation to purchase the Shares from the Counterparty Banks following the acquisition of those Shares by the Counterparty Banks on the settlement date. As a result, the Company has agreed in the Option Framework Agreements to deposit corresponding amounts in separate accounts at the banks. The banks must initially use their own funds in acquiring the Shares, but will then be paid for those Shares out of the Company’s funds previously deposited with the Counterparty Banks.

The Counterparty Banks are thus merely providing intra-day liquidity on the settlement date that is backed by cash in an equal amount that the Company will have deposited with the Counterparty Banks prior to the expiration date. As discussed in the Offer to Purchase, the Company expects to use its own existing cash and cash equivalents, including cash proceeds received from the consummation of the Vodafone Transaction, to fund the purchase of the Shares from the Counterparty Banks. The Company is not borrowing any funds from the Counterparty Banks.

Page 6	August 27, 2019

The Company believes that the very limited and defined role of the Counterparty Banks should not make the Counterparty Banks bidders in the Offers. The Company respectfully submits that the structure presented by the Company in the Offers is consistent with how tender offers that are financed by a committed bank facility are treated for securities law purposes. In such tender offers, the security holders are relying on the ability of the financing banks to fund their commitments and thereby provide the bidder with the funds to purchase the securities; however, this does not result in disclosure about the financing banks in the tender offer materials, let alone the treatment of the financing banks as bidders. The Company believes that the role of the Counterparty Banks in the Offers is even more limited than that of a financing bank because the Counterparty Banks do not provide financing for the Offers, but merely intra-day liquidity on the settlement date to ensure compliance with English law requirements.

The Company’s Obligation to Purchase and the Banks’ Obligation to Sell

The Staff’s comment notes the absence of unilateral obligations on the part of the Company and the Counterparty Banks to exercise their respective options in a way that would automatically result in a purchase by the Company of the Shares initially purchased by the Counterparty Banks from security holders. The Company is advising the Staff that it will deliver irrevocable exercise notices under the Option Framework Agreements with both Counterparty Banks prior to filing Amendment No. 2 to the Schedule TO-I (“Amendment No. 2”). Following the delivery thereof, the Company will be irrevocably obligated to purchase from the Counterparty Banks, and each Counterparty Bank will be irrevocably obligated to sell to the Company, the Shares initially purchased by the relevant Counterparty Bank.

Additionally, in response to the Staff’s comment, the Company will supplementally amend the disclosure on page 11 of the Offer to Purchase (and each other applicable place in the Offer to Purchase) by inserting the following as a new paragraph immediately before the question “What is being offered?”:

“On August    , 2019, the Company delivered to each of the Counterparty Banks a written notice exercising its call option under the applicable Option Framework Agreement (each such notice, the “Call Option Exercise Notice”). As a consequence of delivering the Call Option Exercise Notice, the Company is now irrevocably required to purchase from the relevant Counterparty Bank, and each Counterparty Bank is now irrevocably required to sell to the Company, the Shares purchased by such Counterparty Bank in the Offers.”

Page 7	August 27, 2019

The Company’s Control Over the Offers

The Staff notes in its comment the disclosure in the Offer to Purchase that the Company will “generally” make all decisions and determinations with respect to the Offers. The Staff’s comment identifies that this disclosure suggests that the Company may not maintain full control over the Offers.

The Company respectfully submits that it does have sole control over all decisions and determinations with respect to the Offers. To clarify this in the disclosure, the Company will supplementally amend the disclosure on page 2 of the Offer to Purchase (and each other applicable place in the Offer to Purchase and the Letters of Transmittal) by deleting the word “generally” with respect to its ability to make all determinations in connection with the Offers.

The only condition to the Offers that involves the Counterparty Banks relates to the Company’s compliance with certain of its obligations, representations and warranties in the Option Framework Agreements. This condition to the Offers has been included because, under the Option Framework Agreements, this compliance is a condition to the Counterparty Banks’ obligations to purchase the Shares. As a matter of English law, the Offers cannot close unless the Counterparty Banks initially purchase the Shares. A provision that constitutes a condition to the Counterparty Banks’ obligations to purchase the Shares must therefore also be a condition to the Offers. It is therefore a condition to the Offers that each Counterparty Bank, acting reasonably, has not, prior to the expiration date, asserted a breach of the relevant provisions of the Option Framework Agreements.

The relevant provisions of the Option Framework Agreements relate to the following matters: (i) the deposit of funds by the Company to pay for its purchase of the Shares from the Counterparty Banks described above, (ii) the Company’s corporate existence as well as, with respect to the Option Framework Agreements and the Offers, due authorization, legal validity, compliance with law and organizational documents, the absence of outstanding government consents or pending government proceedings or investigations relating to the Offers, and delivery of relevant legal opinions, and (iii) the continued availability of sufficient “distributable reserves” required as a matter of English law to permit the purchase of the Shares by the Company. The Option Framework Agreements contain several other obligations and representations of the Company, but none of those other provisions serve as conditions to the Counterparty Banks’ obligations to purchase the Shares.

Given the nature of the relevant obligations and representations described above, the Company does not believe that this condition meaningfully increases the overall conditionality of the Offers. The facts underlying the relevant obligations and representations in many cases already serve as conditions to the Offers because the Offers contain customary conditions relating to the absence of any actual or asserted illegality of the Offers.

Page 8	August 27, 2019

The Company also respectfully submits that this condition to the Offers does not cede control over the Offers to the Counterparty Banks. The Counterparty Banks must act reasonably in providing the relevant notice under the Option Framework Agreements, and its satisfaction can therefore be determined objectively. Whether the Counterparty Banks have in fact acted reasonably would be determined by the Company for purposes of the Offers.

In addition, given that this condition relates to the Company’s compliance with certain of its obligations, representations and warranties in the Option Framework Agreements, the Company has the ability to ensure its compliance and cure a potential breach. The Company therefore maintains control of the Offers. In practical terms, the Counterparty Banks will already have satisfied themselves regarding the compliance with these provisions at the time of the launch of the Offers.

At the same time, the Company cannot arbitrarily trigger a breach in a way that would render the Offers illusory. To make this clearer for security holders, in response to the Staff’s comment, the Company will add a clarifying statement in the Offer to Purchase that the Company undertakes to use commercially reasonable efforts to cure any breach within the control of the Company that would prevent the condition from being satisfied and supplementally amend the disclosure on page 53 of the Offer to Purchase by amending and restating the paragraph of Section 7 (“Conditions of the Offers”) immediately following the last bullet under “we learn that:” with the following:

“The obligation to accept for payment and pay for your tendered Shares is also subject to the condition (such condition, the “OFA Condition”) that each Counterparty Bank, acting reasonably, has not, prior to the Expiration Date, provided us with written notice that we have failed to comply with certain of our obligations, or are in breach of certain of our representations and warranties, under the applicable Option Framework Agreement on or prior to the Expiration Date, and which failure to comply or breach has not been cured prior to the Expiration Date. Should we receive such a written notice from a Counterparty Bank, we will use commercially reasonable efforts to cure any failure or breach that is within our control prior to the Expiration Date. In the event such failure or breach is incapable of being cured prior to the Expiration Date, we will extend the Offers to provide us with sufficient time to use commercially reasonable efforts to cure the applicable failure or breach. If we are required to extend the Offers in accordance with the immediately preceding sentence, we cannot indicate, at this time, the length of any extension that we will provide.”

Finally, the Company respectfully notes that the relevant provisions in the Option Framework Agreements are common for any tender offer where there is a dealer manager and are typically reflected in a written agreement with the dealer manager. It is customary for dealer managers to have the benefit of these provisions as conditions in fulfilling their responsibilities under the dealer manager agreement and, similarly, the Counterparty Banks should have the benefit of similar conditions in fulfilling their obligations under the Option Framework Agreements.

Page 9	August 27, 2019

The CIRP Factors

The Staff in its comment referenced the factors listed in Section II.D.2 of the CIRP as a guide for the Company to consider in its analysis of why the Counterparty Banks should not be viewed as bidders for purposes of the Offers. The Company notes initially that the Offers are substantially different from the type of tender offers that the Company believes resulted in the Staff’s interpretive guidance set forth in the CIRP (i.e., a party seeking to obtain control of a target by forming a special purpose acquisition vehicle that would obtain beneficial ownership of the target’s securities via a tender offer).

The Company has considered the seven factors outlined in the CIRP and concluded that the Counterparty Banks are not bidders in the Offers. The analysis is set forth below.

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

As described in the Offer to Purchase, the Company initiated the Offers consistent with its long-term value creation strategy, which includes a levered-equity capital structure. A core part of this levered-equity approach is returning capital to shareholders through share repurchases. The Offers provide a mechanism for returning capital to shareholders more rapidly than would be possible through open market repurchases. The Company decided to initiate the Offers as a more rapid capital return mechanism in light of the significant cash proceeds it received from the consummation of the Vodafone Transaction. While the Company consulted with the Counterparty Banks in the customary manner in their capacity as dealer managers for the Offers, the role of the Counterparty Banks in that regard was consistent with that typically provided by banks acting as dealer managers in tender offers generally. Banks acting in their capacity as dealer managers are not viewed as bidders. The Company made all decisions regarding the economic terms of the Offers. The additional role served by the Counterparty Banks as intra-day liquidity providers was, as described above, the result of a structuring element of the Offers to comply with English law. It did not affect the role of the Counterparty Banks in initiating, structuring or negotiating the Offers.

•	Is the person acting together with the named bidder?

The Counterparty Banks are not acting together with the Company in making the Offers. The Company is making all decisions with respect to the conduct of the Offers, including any amendment or extension or the satisfaction or waiver of any conditions. While the Company may consult with the Counterparty Banks in their capacity as dealer managers,

Page 10	August 27, 2019

those consultations would be consistent with the consultations that companies have with banks acting as dealer managers in any tender offer. We do not believe that those types of consultations cause the dealer managers to be viewed as “acting together” with the bidder for purposes of this analysis. Similarly, the role of intra-day liquidity providers does not serve to make the Counterparty Banks acting together with the Company. The Option Framework Agreements define the roles served by the Counterparty Banks in that regard, which are at the direction of the Company. The Option Framework Agreements do not provide discretion to the Counterparty Banks with respect of any aspect of the Offers.

•	To what extent did or does the person control the terms of the offer?

As described in the Offer to Purchase, the Company will make all decisions and determinations with respect to the Offers, including with respect to the satisfaction or waiver of conditions to the Offers set forth in this Offer to Purchase and the acceptance of Shares for purchase by the Counterparty Banks. This is reinforced by the terms of the arrangements with respect to the Counterparty Banks’ roles as dealer managers and as intra-day liquidity providers under the Option Framework Agreements. The Company respectfully refers the Staff to the discussion under “Elements of the Offers Identified by the Staff—The Company’s Control Over the Offers” above.

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

As described in the Offer to Purchase, the Company is expecting to finance the purchase with existing cash and cash equivalents, including cash proceeds received from the consummation of the Vodafone Transaction. No financing is required by the Company, and none is being provided to it. The Offers are not being financed by the Counterparty Banks.

While the Counterparty Banks will fund the initial purchase of the Shares in the Offers with their own funds on the settlement date in order to comply with English law, the Company will, prior to that, have deposited with the Counterparty Banks an amount equal to the potential maximum aggregate purchase price payable in the Offers. The role of the Counterparty Banks in this respect will be limited to that of intra-day liquidity providers, as described in more detail above under “Elements of the Offers Identified by the Staff—The Funding of the Purchase.”

•	Does the person control the named bidder, directly or indirectly?

The Counterparty Banks exercise no direct or indirect control over the Company, whether in connection with the Offers or otherwise.

Page 11	August 27, 2019

•	Did the person form the nominal bidder, or cause it to be formed?

The Counterparty Banks had no role in the formation of the Company.

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

The Counterparty Banks should not be considered the beneficial owners of the Shares acquired in the Offers. Rule 13d-3 defines as the beneficial owner of a security any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares, voting power or investment power with respect to the security. Voting power is the power to vote, or to direct the voting of, such security; and investment power is the power to dispose, or to direct the disposition of, such security.

Pursuant to the Option Framework Agreements, the Counterparty Banks will hold the Shares acquired in the Offers for the sole purpose of delivering them to the Company on the same day pursuant to the exercise of the Company’s option to purchase the Shares. As noted above, the Company will deliver irrevocable exercise notices to the Counterparty Banks prior to the expiration of the Offers. The Counterparty Banks will therefore be irrevocably obligated to deliver the Shares to the Company as soon as the Counterparty Banks acquire the Shares.

The Counterparty Banks have each further agreed to enter into supplemental letter agreements prior to the filing of Amendment No. 2 providing that such Counterparty Bank shall not vote or dispose of the Shares acquired in the Offers during the time that the Counterparty Banks hold the Shares as intra-day liquidity providers on the settlement date of the Offers. Copies of these letter agreements will be filed as exhibits to Amendment No. 2. The Counterparty Banks have advised the Company that they intend to treat their acquisition of the Shares as riskless principal transactions and do not view themselves as beneficial owners of the Shares acquired by them.

In addition to the absence of voting or investment power, the Counterparty Banks also will have no economic interest in the Shares acquired in the Offers because they will be obligated to deliver them to the Company for the price paid in the Offers, plus an amount equal to any and all stamp duty or stamp duty reserve tax paid (and any interest or penalties thereon), and a commission that is consistent with the commission the banks receive for acting as brokers in riskless principal transactions as part of the Company’s share repurchase program.

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In addition to the seven factors, the CIRP notes that the Staff will consider whether adding a person as a named bidder to the Schedule TO means that shareholders will receive material information not otherwise required to be disclosed. The guidance in the CIRP is also focused on ensuring that shareholders receive information about the “real bidder” in the offer. For the reasons discussed above, the Company does not believe that the additional information about the Counterparty Banks would be material to shareholders in evaluating the Offers. To the contrary, the Company believes that adding the Counterparty Banks as bidders in the Schedule TO-I would be confusing because it would suggest that the Counterparty Banks are “real” bidders and are seeking to make an investment in the Company when they are in fact merely acting as dealer managers and as intra-day liquidity providers to ensure compliance of the Offers with English law.

Precedent Transactions

The Company believes that the structure of the Offers and, in particular, the roles performed by the Counterparty Banks in the Offers, are consistent with precedent transactions of other companies incorporated in the United Kingdom or Ireland with shares listed on U.S. exchanges that conducted tender offers for their shares. Two particularly relevant precedent transactions are the tender offers by CSR plc (Schedule TO-I filed on October 29, 2012) and Elan Corp. plc (Schedule TO-I filed on March 11, 2013). Both transactions were reviewed by the Staff, including with respect to the conditions to the offer. In the case of Elan, the condition relating to the bank’s satisfaction with the company’s compliance with its agreement with the bank was specifically highlighted to the Staff as part of the correspondence. The Company believes that the Offers are consistent with the CSR and Elan tender offers in all respects that are relevant to an analysis of whether a participating bank, like the Counterparty Banks, should be treated as a bidder. In particular:

•	In both tender offers, the companies used banks to act as initial purchasers of the shares for subsequent delivery to the company.

•	In both cases, the companies were required to fund the purchase price for the shares in a separate account prior to the purchase of the shares by the banks.

•

In both cases, the offers were subject to a condition that the relevant bank, acting reasonably, was satisfied that the company had complied with its obligations and representations in its agreement with the bank, which were similar in scope to the relevant provisions in the Option Framework Agreements discussed above.

•	In both cases, the bank was not treated as a bidder in the offer.

The Company has not been able to identify relevant differences in the transaction structure between the Offers and these precedents that should direct a different treatment of the Counterparty Banks. CSR had American Depositary Shares (“ADSs”) listed on Nasdaq and Elan Corp. plc had ADSs listed on the New York Stock Exchange, while the Company’s Shares subject to the Offers are listed on Nasdaq directly and not in ADS form. CSR and Elan are foreign private issuers, while the Company is not. The Company does not believe that these differences have any bearing on the analysis of the banks’ role under Rule 14d-1(g)(2).

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The Company would like to draw the Staff’s attention to the correspondence in the Elan transaction that specifically highlighted the condition to the Elan tender offer that was linked to Elan’s compliance with its obligations and representations in its agreement with the bank. Elan’s initial Schedule TO-I provided that most if not all conditions to the tender offer could be waived or deemed satisfied by Elan’s bank in the tender offer, and that the bank was able to amend the terms of the tender offer. The Staff commented on this feature and requested an analysis of whether this made the bank an offeror. As an alternative, the Staff suggested that Elan could revise the terms of its tender offer so that the satisfaction or waiver of conditions, and the ability to amend the terms of the tender offer, were within the sole discretion of Elan. In response, Elan revised its disclosure accordingly, but advised the Staff that the tender offer would remain subject to the condition that the bank, acting reasonably, was satisfied that Elan and its subsidiary had complied with their obligations, and were not in breach of any of the representations and warranties given by them, under the agreements with the bank. Elan advised the Staff of its belief that retaining this condition for the benefit of the bank was appropriate given the structure of the transaction and consistent with a recent issuer tender offer with a similar structure reviewed by the Staff. The Company believes that the similar structure referenced in the correspondence referred to the CSR transaction, which contained a similar condition.

The Company respectfully submits that the condition to the Offers relating to the absence of a notice from the Counterparty Banks, acting reasonably, asserting a breach of certain obligations or representations in the Option Framework Agreements is consistent with this feature of the CSR and Elan transactions that was specifically highlighted in the correspondence in Elan and has not identified any differences in those transaction structures compared to the Offers that would result in a different outcome.

The Company believes that it has gone further than CSR in ensuring that the initial purchase of the Shares by the Counterparty Banks will automatically be followed by the delivery of those Shares to the Company on the settlement date. In CSR, the transaction involved a two-way option, under which the counterparty bank had the option to require the company to purchase from the counterparty bank the shares initially purchased by it, and the company had the matching option to require the counterparty bank to sell such shares to it, but these options were not exercised prior to the expiration date of the tender offer. In the Offers, the corresponding options will have been exercised prior to the expiration date.

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Conclusion

For the reasons discussed above, the Company has concluded that the Offers are not being made by or on behalf of the Counterparty Banks and that the Counterparty Banks are therefore not bidders in the Offers.

Offer to Exchange

Conditions of the Offer, page 51

2.

Refer to the disclosure in the first paragraph in this section. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by your own action or inaction. Please revise this language to comply with our position.

In response to the Staff’s comment, the Company will supplementally amend the disclosure on page 51 of the Offer to Purchase by amending the last sentence in the first paragraph of Section 7 (“Conditions of the Offers”) by deleting “(including any action or inaction by us)”.

3.

Please refer to the first condition on page 51. It appears that the condition renders the offers illusory as the Counterparty Banks are obligated to acquire tendered shares, regardless of your response to comment 1 above, and as such the condition is within their control. Please revise.

In response to the Staff’s comment, the Company will supplementally amend the disclosure on page 51 of the Offer to Purchase by deleting the first bullet point under the first paragraph of Section 7 (“Conditions of the Offers”).

4.	Refer to the penultimate condition (page 53). Please revise it to disclose whether you are aware of any such approval, permit, etc.

In response to the Staff’s comment, the Company will supplementally amend the disclosure on page 53 of the Offer to Purchase by deleting the second to last bullet under the first paragraph of Section 7 (“Conditions of the Offers”).

Page 15	August 27, 2019

5.

Similar to comment 3 above, your disclosure relating to your obligation to accept and pay for tendered shares in the first full paragraph of page 53 appears to render the offers illusory as the condition is within your control. Please revise.

In response to the Staff’s comment, the Company will supplementally amend the disclosure on page 53 of the Offer to Purchase by adding the disclosure beginning on page 7 above and by amending the sentence immediately before the last bullet point on page 53 of the Offer to Purchase by replacing “If” with the following:

“Subject to our obligation to extend the Offers if the OFA Condition is not satisfied, if”

6.

Refer to your statement on page 54 that “[a]ny determination by us or, where applicable, the relevant Counterparty Bank concerning the events described above will be final and binding on all parties.” Please revise to disclose that security holders may challenge the company’s or a Counterparty Bank’s determinations in a court of competent jurisdiction.

In response to the Staff’s comment, the Company will supplementally amend the disclosure on page 54 of the Offer to Purchase by adding the following at the end of the last sentence of the last paragraph of Section 7 (“Conditions of the Offers”):

“, subject to each tendering shareholder’s right to bring a dispute with respect thereto before any court of competent jurisdiction.”

Sources and Amount of Funds, page 55

7.	Please describe and quantify the “certain other costs” you may pay each Counterparty Bank.

In response to the Staff’s comment, the Company will supplementally amend the disclosure on page 55 of the Offer to Purchase by:

(a)	deleting and replacing the reference to “(along with certain other costs)” in the second sentence of the second paragraph of Section 9 (“Source and Amount of Funds”) with the following:

“(along with any stamp duty or stamp duty reserve tax (and any interest or penalties thereon) payable by a Counterparty Bank as a result of the acquisition of the Shares)”

(b)	adding the following prior to the last sentence of the second paragraph of Section 9 (“Source and Amount of Funds”):

“At this time, the Company is not able to quantify the aggregate amount of the stamp duty or stamp duty reserve tax that will be payable to the Counterparty Banks because such amount will be dependent on the applicable Final Purchase Price and the number of certificated Shares acquired in the Offers. Subject to rounding in accordance with English Law, the amount of the stamp duty will be an amount equal to 0.5% multiplied by the applicable Final Purchase Price.”

Page 16	August 27, 2019

(c)	adding the following after the last sentence of the second paragraph of Section 9 (“Source and Amount of Funds”):

“In addition, pursuant to the Master Put/Call Agreements, the Company will pay each Counterparty Bank a commission fee equal to the product of $0.01 multiplied by the number of Shares acquired by such Counterparty Bank in the Offers.”

****

Unless the Staff has further comments regarding the Schedule TO-I, the Company intends to file Amendment No. 2 as soon as practicable, incorporating the foregoing responses.

Please do not hesitate to contact the undersigned at (212) 848-7150 or Lona Nallengara at (212) 848-8414 with any questions or comments you may have.

Yours faithfully,

/s/ Harald Halbhuber

Harald Halbhuber

cc:	Bryan H. Hall, Esq. – Liberty Global plc

George Casey – Shearman & Sterling LLP

Daniel Litowitz – Shearman & Sterling LLP

Lona Nallengara – Shearman & Sterling LLP

Witold Balaban – Latham & Watkins LLP